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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-49589

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TIMOTHY PARTNERS, LTD.__

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1055 MAITLAND CENTER COMMONS__

(No. and Street)

__MAITLAND__	__FL__	__32751__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__TERRY COVERT__	__407-644-1986__	TERRYCOVERT@TIMOTHYPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__SANVILLE & COMPANY__

(Name – if individual, state last, first, and middle name)

__2617 HUNTINGDON PIKE__	__HUNTINGDON VALLEY__	__PA__	__19006__
(Address)	(City)	(State)	(Zip Code)

__9/18/2003__	__169__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __TERRY COVERT_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __TIMOTHY PARTNERS, LTD._____, as of __12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary, Public State of Florida
Vickie E Maloney
My Commission
HH 211550
Exp. 12/27/2025

Signature: _____

Title: _____
CCO

Vickie E. Maloney
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Year Ended December 31, 2024



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

Sanville & Company LLC
Philadelphia | New York | Dallas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and
Those Charged With Governance of
Timothy Partners, LTD.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Timothy Partners, LTD. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

This is our initial year as auditor.
Huntingdon Valley, Pennsylvania
February 28, 2025

TIMOTHY PARTNERS, LTD.
STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2024

ASSETS

Cash	$ 766,836
Commissions and fees receivable	1,900,918
Other Receivables	24,036
Prepaid expenses	382,794
Property and equipment, net of accum depr (363,744)	376,149
Intangible assets, net of accum amort (209,723)	-
Other Assets	15,113

TOTAL ASSETS $ 3,465,846

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses $ 1,484,634

PARTNERS' EQUITY

Partners' equity $ 1,981,212

TOTAL LIABILITIES AND PARTNERS' EQUITY $ 3,465,846

The accompanying notes are an integral part of these financial statements.

4

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Revenue Recognition

The Partnership provides investment advisory services to the Timothy Plan family of mutual funds (a related party) on a daily basis. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the customer's asset under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the service provided in that period, which are distinct from the services provided in other periods.

Commissions from the sale of mutual funds, variable annuities and 12b-1 fees are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue Recognition (Continued)

The Partnership also acts as underwriter for the Timothy Plan family of mutual funds. The Partnership receives a 50-basis point portion of the upfront sales charge on Class A shares. Revenue is recognized on the trade date for the portion the Partnership receives. The Partnership believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Partnership needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Receivables and Allowance for Doubtful Accounts

Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method. Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in revenues or expenses, respectively.

Fair Value of Financial Instruments

Professional standards require disclosure of an estimate of fair value of certain financial instruments. The Partnership's significant financial instruments are cash and other short-term assets and liabilities. For these financial instruments, carrying values approximate fair value due to the short-term nature of these instruments.

TIMOTHY PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2024

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES –
(Continued)

Subsequent Events

Subsequent events were evaluated through February 28, 2025, which is the date the financial statements were available to be issued.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k)(2)(i) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Partnership maintains its cash deposits at a bank. Cash deposits in the bank, at times, exceed federally insured limits. The Partnership has not experienced any losses in its cash and cash equivalents and believes that there is no significant risk with respect to these deposits.

The Partnership receives all of its advisor, mutual fund fees and 12b-1 fees revenue from one customer, the Timothy Plan. The Partnership expects to maintain this relationship with the customer. Due to the significance of revenue generated from the Timothy Plan, the Partnership's revenue is almost solely dependent on the market value and sales of the Timothy Family of Funds.

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

The Partnership accounts for uncertain tax positions, if any, in accordance with ASC Section 740. In accordance with these professional standards, the Partnership recognized tax positions only to the extent that management believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Management

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes (Continued)

believes that it has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements for the year ended December 31, 2024.

The Partnership believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2024.

The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Partnership believes it is no longer subject to income tax examinations for fiscal years ending prior to December 31, 2021.

The Partnership's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2024, consist of the following:

Employee advances	10,485
Trustee Meeting Advance Payments	13,551
	$ 24,036

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2024 consists of the following:

Computer equipment	$ 47,263
Office equipment	72,765
Software	6,518
Furniture and fixtures	222,067
Leasehold improvements	584,553
	933,166
Less accumulated depreciation	(557,017)
	$ 376,149

Depreciation expense for the year ended December 31, 2024 is $26,947

NOTE D – INTANGIBLE ASSETS

Intangible assets at December 31, 2024 consist of the following:

Issue cost of additional classes-B, C and Variable	$ 122,961
Fund and partnership set-up cost	93,637
Merrill Lynch set-up fee	50,000
Custom programming-fund service company	8,166
Trademark and logo costs	4,400
	279,164
Less accumulated amortization	(279,164)
	$ -0-

Amortization expense for the years ended December 31, 2024 is $ 0.00

NOTE E – RELATED PARTY TRANSACTIONS

In 2009 the Partnership began paying screening research fees to a company, which is related through common ownership. The Partnership has research fees expense of $538,578 to this company for the year ended December 31, 2024.

The President of the Partnership is the Chairman and President of the Timothy Plan. He and his immediate family are also the majority shareholders of the Partnership's General Partner, Covenant Funds, Inc. The General Partner currently has a 20% interest in the profits of the Partnership.

NOTE F – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Partnership has no commitments, contingencies or guarantees for the year ended December 31, 2024.

NOTE G - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Partnership has net capital of $837,121, which is $738,145 in excess of the required net capital of $98,976. The Partnership's ratio of aggregate indebtedness to net capital is 1.75 to 1 at December 31, 2024.

NOTE H – ADDITIONAL RECENTLY ADOPTED ACCOUNTING GUIDANCE

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its President as Chief Operating Decision Maker as specified in the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.